Contact

www.linkedin.com/in/
samanthafischer (LinkedIn)

Top Skills

Tableau
Python (Programming Language)
Data Analysis

Languages

Spanish

Samantha Jackson

Product Manager, Clinical Research
Nashville, Tennessee, United States

Summary

I have 10 years of experience helping businesses curate and utilize their data to drive efficiency and growth. I genuinely enjoy understanding and improving business processes, distilling complex information, and enabling businesses to achieve success through analytics and robust data collection. My peers and leaders trust me to provide insights, recognize unseen gaps and find solutions.

Experience

OneOncology
Product Manager -- Clinical Research
May 2024 - Present (1 year 6 months)
Nashville, Tennessee, United States

Hometeam Pizza
Co-Owner
January 2021 - Present (4 years 10 months)

Verily Life Sciences
Manager, Data Solutions for Sites
April 2021 - May 2024 (3 years 2 months)

Manage a team of 3 that builds and supports all embedded reporting for the SignalPath (CTMS) application.
Led transition of 20+ reports from former ETL data stack to modern data warehouse while maintaining live
reporting for clients
Built team's first python script to support a custom report for largest client
Regularly coordinate and communicate with developers and data engineers to plan for app data model
changes and their impacts to reporting
Leading and supporting the transition from Tableau to Looker for our BI tooling

TechnologyAdvice
Data Strategist

April 2019 - April 2021 (2 years 1 month)
Greater Nashville Area, TN

Served as consultant to stakeholders across all departments to understand and support initiatives through data processes and reporting
Managed data strategy to grow and maintain large database of our available marketing audience
Built 30+ standardized reporting tables to enable use of shared definitions and data models for Tableau dashboards built for various departments
Led project to automate revenue tracking for the entire company

HCA Healthcare

Product Analyst II

July 2017 - March 2019 (1 year 9 months)
Greater Nashville Area, TN

Wrote requirements and queries to bring in 2 new data sources to our enterprise data warehouse
Led implementation of new lung nodule care management application and analytics
Presented performance analytics in support of changing a business rule that resulted in a 20% increase in patients eligible for oncology nurse navigation
Combined and simplified data sets across 7 markets within patient tracking application

TechnologyAdvice

2 years 3 months

Data Analyst

August 2016 - July 2017 (1 year)
Greater Nashville Area, TN

Developed data models, setup automated reports, trained business users, and maintained all reporting within TA's business intelligence application, Looker.
Collaborated with business users to set up data models and automate their manual reporting
Created a Data Dictionary for all internal systems
Used SQL daily for analysis and adhoc reporting requests
Served as the middleman between the program delivery team and developers for support issues with internal system and document solutions for common problems
Frequently worked across teams to determine the best processes and the potential impact of new features and changes to our software applications

Program Delivery Coordinator
May 2015 - August 2016 (1 year 4 months)

Nashville, TN

Managed the execution of campaigns which accounted for approximately 20% of total outbound business revenue

Coordinated partner relations and process improvement

SME in internal systems and integration with client systems

NCT Ventures
Analyst
May 2014 - May 2015 (1 year 1 month)

Columbus, Ohio Area

• Responsible for deal flow reporting and analysis in advertising technology, agricultural technology, and energy sectors

• Support multiple portfolio companies through financial process improvement, maintaining competitive landscapes and formulating marketing strategies

• Maintain market research in sectors of interest

Sigma Kappa Sorority
Chapter President
November 2012 - December 2013 (1 year 2 months)

University of Michigan

• Managed a chapter of 190 members for the calendar year of 2013

• Reorganized the chapter’s processes for management and restructured leadership positions within the organization

• Implemented the chapter’s first dues scholarship for members

Arsenal Capital Partners
Summer Analyst
June 2013 - August 2013 (3 months)

Greater New York City Area

• Performed market analysis on a specialty chemicals sector

• Participated in 2 buy-side M&A deal teams and 1 sell-side refinancing

• Supported investor acquisition process

DOmedia
Intern
May 2012 - September 2012 (5 months)

• Worked with the business development team on streamlining the media buying process

• Revised and redesigned all 30+ messages that are delivered to users during the media negotiation process

NCT Ventures

Summer Intern

May 2012 - September 2012 (5 months)

Assisted with various projects at in-house portfolio companies

Clinton Global Initiative

Selected Participant

April 2011 - July 2011 (4 months)

Port au Prince, Haiti; San Diego, CA

Executed a pilot test of a water backpack in Haiti.

Dance Marathon at the University of Michigan

Hospitality Member; Gala Coordinator

September 2010 - March 2011 (7 months)

Ann Arbor, MI

Acquired sponsors for Dance Marathon's first charity Gala

Raised ~ $10,000 for Mott and Beaumont Hospitals' pediatric therapies

Education

University of Michigan

Bachelors of Science, Economics, Program in the Environment · (2010 - 2014)